Exhibit 99.1

RRSAT PARTNERS WITH BT TO DELIVER FIRST INTERCONTINENTAL INTERACTIVE 3D VIDEO
BROADCAST BETWEEN LONDON AND TEL AVIV USING RRSAT GLOBAL NETWORK

Collaboration between BT and RRsat overcomes technical challenges to transmit live 3D video over terrestrial networks

LONDON, SEP 10th 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST)and BT’s Media and Broadcast division announced today that they have collaborated to provide the technological expertise and network infrastructure behind a 3D music and dance spectacle beamed live from London to Tel Aviv beach last week.  The free event was organized by one of RRsat’s major Israeli customers as a marketing initiative. The event was unique in providing interactions between the live audiences in London’s South Bank and Tel Aviv giving Tel Aviv a 3D perspective of the events unfolding in London.

The collaboration between BT’s Media and Broadcast division and RRsat is one of the first fruits of the strategic agreement signed in June 2010 whereby both companies agreed to sell and market each other’s solutions.  Its significance as an event is due to the fact that previous live 3D HD events were confined to using satellites whereas this broadcast was entirely transmitted via terrestrial networks.

BT provided the connection between the stage in London via the BT Tower switch, then routing the 3D signal over the BT network to RRsat in London where it was routed over the RRsat Global Network to the Tel Aviv screening site.   The signal was then decoded and re-processed before being presented.

According to Ziv Mor, CTO and VP Business Development of RRsat, “This live transmission marked a significant milestone for 3D and for our company in that it proved the capability to deliver 3D live contribution at high quality by traditional terrestrial networks overcoming issues like bridging different networks from different service providers and compatibility between different vendors and standards. This event demonstrates that our substantial investment in the RRsat Global Network design and technology has yielded a robust and flexible global network. The success of this event has also demonstrated RRsat’s and BT’s cooperation at both commercial and technology levels.”

Mark Wilson Dunn, BT Wholesale's media and broadband global sales & marketing director added, “The success of this live broadcast was a testament to the expertise and commitment of both the BT and RRsat team working on the transmission.  We believe that 3D live broadcasts are likely to be a key element in future major sporting and entertainment events and have demonstrated our combined capability to deliver to the highest standards.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries, and communications solutions to the maritime, terrestrial and aviation markets through Station711, its mobile satellite arm. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. For more information, visit www.rrsat.com Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement for RRsat Global Communications Network Ltd.
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, including the growth of the market for religious content and programming, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

About BT
BT is one of the world’s leading providers of communications solutions and services operating in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group’s revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.  For more information, visit www.bt.com/aboutbt

Media Contact Information:
For more information on RRsat Global Communications Network, or to speak with an executive of the company, please contact:

Melanie Johnson or Kim Smith, éclat Marketing
Ph: +44 1276 486000
E-mail: rrsat@eclat.co.uk

BT
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News